SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 20, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                   Form 20-F     X                Form 40-F
                             ---------                      ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes                            No           X
                          ---------                          ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Press Release
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CNOOC Plans to Invest in Developing Natural Gas Market in Zhejiang

(Beijing, August 20, 2001)--CNOOC Limited ("the Company") announced today that China National Offshore Oil Corporation ("CNOOC"), its parent, has signed an agreement with Zhejiang Energy Group Company Limited to invest in a joint venture to develop an intra-province natural gas distribution network. It is a crucial step for both parties to developing the gas market in Zhejiang.

Under the agreement, CNOOC will invest in a joint venture company "Zhejiang Natural Gas Development Company Limited" with Zhejiang Energy Group Company Limited, Nandu Group Holding Limited and Zhejiang Power Corporation. CNOOC will hold a 27% equity interest in the joint venture company. The Company has an option to take CNOOC's share in the joint venture company in an arrangement similar to its option in the Guangdong LNG project.

The planned business scope of Zhejiang Natural Gas Development Company Limited includes the construction, operation and management of natural gas pipelines, the intra-province wholesale and distribution of natural gas, and the development of gas-fired power plants and other natural gas related infrastructures and projects. The joint venture company plans to become a leading vehicle in intra-province distribution and wholesale of gas from all possible sources including offshore gas, onshore inland gas and possible LNG gas.

Mr. Wei Liucheng, the Chairman and CEO of the Company commented, "Zhejiang is one of the fast growing and most prosperous coastal provinces and has huge potential for gas demand. The investment plan by CNOOC is consistent with the Company's natural gas strategy."


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 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.


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CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of CNOOC. The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services and functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
CNOOC Plaza
No. 6, Dong Zhi Men Wai Xiao Jie,
Beijing, 100027
People's Republic of China
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited

                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                                 Name:   Cao Yunshi
                                                 Title:  Company Secretary

Dated: August 20, 2001